EXHIBIT 99.1

FARO TECHNOLOGIES INC. PROPERTIES

No.	Location	Sq. Ft.	Owned/Leased	Purposes
1	125 Technology Park, Lake Mary, Florida	35,000	Leased	Headquarters, manufacturing, research and development, service

2	525 Technology Park, Lake Mary, Florida	8,200	Leased	Sales and marketing

3	250 Technology Park, Lake Mary	46,000	Leased	Sales, Marketing and Administration

4	222 Gale Lane, Kennett Square, Pennsylvania	36,800	Leased	Manufacturing, research and development, service

5	Ingersheimer Str.12, D-70499 Stuttgart-Weilmdorf, Germany	62,300	Leased	European headquarters, manufacturing, sales, research and development, service

6	Wiesengasse 20 CH-8222 Beringen Switzerland	15,930	Leased	Manufacturing

7	716 Kumada Nagakute-cho, Nagoya, Aichi 465-0015, Japan	17,200	Leased	Sales, service

8	798 Zhaojiabang Road, Shanghai, China	11,500	Leased	Sales, service

9	No. 3 Changi South St 2 #01-01 Xilin Districentre Building B, Singapore	22,000	Leased	Asia headquarters, manufacturing, sales, service